UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Changes in the Number of Shares Owned by the Largest Shareholder of

KB Financial Group Inc.

On January 20, 2025, KB Financial Group Inc. (“KB Financial Group”) reported that the number of shares owned by its largest shareholder, the Korean National Pension Service, had increased from 32,308,082 shares of common stock, representing 8.21% of the total shares as of September 30, 2024, to 33,095,691 shares of common stock, representing 8.41% of 393,528,423 total shares issued based on the shareholder registry of KB Financial Group as of December 31, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: January 20, 2025	By:	/s/ Sang Rock Na
(Signature)

Name: Sang Rock Na
Title: Managing Director and Chief Financial Officer